Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2023 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These unaudited condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2023 were approved by the Board of Directors and signed on its behalf on November 14, 2023.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the		Three months ended		Nine months ended
		September 30,		September 30,
Unaudited	Note	2023	2022	2023	2022

Revenue		41,187	35,840	107,653	107,904
Royalty		(2,207)	(1,796)	(5,650)	(5,408)
Production costs	7	(20,452)	(15,802)	(61,028)	(44,663)
Depreciation	14	(4,385)	(2,670)	(10,049)	(7,372)
Gross profit		14,143	15,572	30,926	50,461
Other income		62	14	127	17
Other expenses	8	(701)	(552)	(2,800)	(1,835)
Administrative expenses	9	(2,889)	(2,789)	(11,890)	(8,068)
Cash-settled share-based expense	10.1	(27)	(25)	(298)	(335)
Equity-settled share-based expense	10.2	(233)	(94)	(564)	(176)
Net foreign exchange (loss) gain	11	(257)	1,559	(2,334)	6,640
Net derivative financial instrument expense	12	(102)	537	(590)	(1,160)
Operating profit		9,996	14,222	12,577	45,544
Finance income	13	21	7	30	10
Finance cost	13	(529)	(16)	(2,362)	(310)
Profit before tax		9,488	14,213	10,245	45,244
Tax expense		(3,777)	(4,018)	(8,552)	(14,051)
Profit for the period		5,711	10,195	1,693	31,193

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(79)	(699)	(778)	(858)
Total comprehensive income for the period		5,632	9,496	915	30,335

Profit/(loss) attributable to:
Owners of the Company		4,506	8,614	(1,036)	25,932
Non-controlling interests		1,205	1,581	2,729	5,261
Profit for the period		5,711	10,195	1,693	31,193

Total comprehensive income attributable to:
Owners of the Company		4,427	7,915	(1,814)	25,074
Non-controlling interests		1,205	1,581	2,729	5,261
Total comprehensive income for the period		5,632	9,496	915	30,335

Earnings/(loss) per share
Basic earnings/ (loss) per share ($)		0.24	0.65	(0.07)	1.98
Diluted earnings/ (loss) per share ($)		0.15	0.65	(0.05)	1.98

The accompanying notes on pages 6 to 37 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Note	2023	2022

Assets
Property, plant and equipment	14	172,784	178,983
Exploration and evaluation assets	15	92,831	17,579
Deferred tax asset		198	202
Total non-current assets		265,813	196,764

Inventories	16	18,826	18,334
Derivative financial assets	12.1	684	440
Income tax receivable		-	40
Prepayments	17	5,093	3,693
Trade and other receivables	18	5,749	9,185
Cash and cash equivalents	19	10,775	6,735
Assets held for sale	20	13,397	-
Total current assets		54,524	38,427
Total assets		320,337	235,191

Equity and liabilities
Share capital	21	165,157	83,471
Reserves		137,587	137,801
Retained loss		(60,010)	(50,222)
Equity attributable to shareholders		242,734	171,050
Non-controlling interests		23,626	22,409
Total equity		266,360	193,459

Liabilities
Provisions	22	8,432	2,958
Deferred tax liabilities		3,067	5,123
Cash-settled share-based payment - long term portion	10.1	229	1,029
Loan note instruments - long term portion	23	6,390	-
Lease liabilities - long term portion		93	181
Total non-current liabilities		18,211	9,291

Cash-settled share-based payment - short term portion	10.1	674	1,188
Loan note instruments - short term portion	23	665	7,104
Lease liabilities - short term portion		138	132
Derivative financial liabilities	12.2	22	-
Income tax payable		2,841	1,324
Trade and other payables	24	17,459	17,454
Overdraft and term loans	19	13,967	5,239
Total current liabilities		35,766	32,441
Total liabilities		53,977	41,732
Total equity and liabilities		320,337	235,191

The accompanying notes on pages 6 to 37 are an integral part of these consolidated financial statements.

3

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared		-	-	-	-	(5,383)	(5,383)	(1,814)	(7,197)
Share-based payments:
- Shares issued on settlement of incentive plan awards	10.1	804	-	-	-	-	804	-	804
- Options exercised	21	-	-	-	94	-	94	-	94
- Equity-settled share-based expense	10.2	-	-	-	82	-	82	-	82
Total comprehensive income:
Profit for the period		-	-	-	-	25,932	25,932	5,261	31,193
Other comprehensive income for the period		-	(858)	-	-	-	(858)	-	(858)
Balance at September 30, 2022		83,471	(10,183)	132,591	14,689	(38,601)	181,967	22,707	204,674

Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared		-	-	-	-	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
- Shares issued on settlement of incentive plan awards	10.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	10.2	-	-	-	564	-	564	-	564
Shares issued:
- Equity raise (net of transaction cost)	21	15,658	-	-	-	-	15,658	-	15,658
- Bilboes acquisition	5	65,677	-	-	-	-	65,677	-	65,677
Total comprehensive income:
(Loss)/ profit for the period		-	-	-	-	(1,036)	(1,036)	2,729	1,693
Other comprehensive income for the period		-	(778)	-	-	-	(778)	-	(778)
Balance at September 30, 2023		165,157	(10,565)	132,591	15,561	(60,010)	242,734	23,626	266,360
	Note	21

The accompanying notes on pages 6 to 37 are an integral part of these consolidated financial statements.

4

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022

Cash inflow from operations	25	16,963	11,717	17,629	41,901
Interest received		21	7	30	10
Finance costs paid		(331)	(34)	(1,762)	(126)
Tax paid		(2,158)	(2,767)	(4,504)	(5,993)
Net cash inflow from operating activities		14,495	8,923	11,393	35,792

Cash flows used in investing activities
Acquisition of property, plant and equipment		(9,573)	(10,840)	(20,175)	(33,585)
Acquisition of exploration and evaluation assets		(597)	(311)	(880)	(947)
Acquisition of Put options		(1)	-	(812)	-
Net cash used in investing activities		(10,171)	(11,151)	(21,867)	(34,532)

Cash flows from financing activities
Dividends paid		(2,801)	(2,709)	(8,118)	(7,197)
Payment of lease liabilities		(36)	(36)	(108)	(115)
Shares issued – equity raise (net of transaction cost)	21	-	-	15,658	-
Loan note instruments - Motapa payment	23.1	(563)	-	(7,250)	-
Loan note instruments - Solar bond issue receipts	23.2	-	-	7,000	-
Repayment of Gold loan		-	-	-	(3,698)
Proceeds from call options		-	415	-	239
Net cash (used in)/from financing activities		(3,400)	(2,330)	7,182	(10,771)

Net increase/ (decrease) in cash and cash equivalents		924	(4,558)	(3,292)	(9,511)
Effect of exchange rate fluctuations on cash and cash equivalents		(1,209)	(137)	(1,396)	(587)
Net cash and cash equivalents at the beginning of the period		(2,907)	10,862	1,496	16,265
Net cash and cash equivalents at the end of the period		(3,192)	6,167	(3,192)	6,167

The accompanying notes on pages 6 to 37 are an integral part of these consolidated financial statements.

5

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2023 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”). Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021. Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2022.

(b)	Basis of measurement

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;

•	equity-settled share-based payment arrangements measured at fair value on the grant date; and

•	derivative financial assets and derivative financial liabilities measured at fair value (the put options included in derivative financial assets and derivative financial liabilities were classified as level 1 in the fair value hierarchy).

(c)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollar (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

6

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Judgement

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4 and 5.

4	Significant accounting policies

The same accounting policies and methods of computation, except as included below, have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2022. In addition, the accounting policies have been applied consistently throughout the Group.

(a)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred. Costs incurred before the legal rights to explore are obtained are recognised in profit or loss. The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets (“E&E assets”). Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period they occur. Once the technical feasibility and commercial viability of the mining project have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified. Exploration and evaluations assets are not depreciated.

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of the mineral project and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

4	Significant accounting policies (continued)

(b)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

(c)	Revenue

(i)	Fidelity Printers and Refiners Limited (“Fidelity”)

Revenue from the sale of precious metals is recognised when the unrefined metal is accepted at the refinery (“Lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery is measured at the London Base Metal Association Tuesday PM price post-delivery less 1.25% and the quantities are determined on Lodgment date. On average settlement occurs within 14 days of delivery from Fidelity and within 2 days from Al Etihad Gold Refinery DMCC.

(ii)	Further refinement

A portion of unrefined metals produced by Blanket is exported by Caledonia to a refiner outside Zimbabwe, which makes payment to Caledonia's bank account in Zimbabwe in USD. Unrefined gold continues to be processed at Fidelity a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing licence that is held by Fidelity to a refinery outside Zimbabwe which undertakes the final refining process. Caledonia receives the proceeds of the gold which it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket complies with the current requirements to pay a 5 per cent royalty on gold sales and 1.25 per cent of gross sales which is payable to the Government of Zimbabwe and deducted from USD and RTGS$ revenues proportionately. Blanket continues to receive 75 per cent of its revenues in US Dollars and the balance in local currency.

Revenue for the unrefined metals exported to a refiner outside Zimbabwe from the sale of precious metals is recognised when the refiner outside of Zimbabwe receives the unrefined metals (“Lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at the point of delivery. Revenue for each delivery is measured at the London Base Metal Association price post-delivery less a refining fee and the quantities are determined on Lodgment date. On average settlement occurs within two days of delivery.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings”) to mine its oxide and transitional ore (“tribute agreement”). This tribute agreement was specific to the Bilboes oxide mine and Bilboes Holdings was in care and maintenance at the date of the agreement.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to mine the Bilboes oxide mine operations for the purpose of winning gold. In terms of this right, CHZ could operate the Bilboes oxide mine using a combination of Bilboes resources and their own, to extract oxides ore and dispose of the products for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ assumed all responsibility in connection with the oxide mining claims as if CHZ were the owner thereof and Bilboes Holdings remained the registered holder of the mining claims until ownership passes in terms of the Sale and Purchase Agreement, mentioned below.

In terms of the tribute agreement, CHZ had the right to provide instructions over the scope of works for the Bilboes oxide mine in terms of an operational plan and also has the right to terminate the tribute agreement. CHZ, therefore, had the ability to affect the variable returns of the Bilboes oxide mine and to ensure its returns are in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

The Tribute agreement came into effect on August 1, 2022, when the Ministry of Mines approval was received, control was obtained through contractual arrangement.

The Bilboes oxide mine did not have sufficient processes in place to operate the oxide mining operations and was reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The Bilboes oxide mine was assessed as an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations. Directly attributable costs of bringing the Bilboes oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ amounted to $872 and was accounted for as Property, plant and equipment in the December 31, 2022 Consolidated Financial statements.

On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance with effect from October 1, 2023 as the cost related to removing the waste and access the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to $851 on impairing the Bilboes oxide asset classified under Property, plant and equipment. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end.  Leaching of material that has already been deposited on the leach pad will continue until end of the year. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified. At the date of approval of the Unaudited condensed consolidated financial statements the tribute agreement remained in effect.

In addition to the Tribute arrangement, Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mentioned mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares, the agreement was also to grant a 1 percent net smelter royalty (“NSR”) on the Bilboes sulphide mine’s revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares. The Sale and Purchase Agreement would give Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine as a result of the tribute agreement.

On January 6, 2023, following the satisfaction of conditions precedent, Caledonia completed the acquisition of Bilboes Gold that gave right to further evaluate and exploit the sulphide resources in addition to the oxide mining activities agreed in the tribute agreement.

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition (continued)

The acquisition of Bilboes Gold was classified as an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold Limited and the NSR agreement was signed.

The escrow consideration shares of 441,095 common shares of Caledonia were issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice was only issued once approval has been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. On March 30, 2023, 441,095 escrow shares were issued after the share adjustment notice was received.

Deferred consideration shares of 256,152 common shares of Caledonia were admitted to trading on the AIM on April 14, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,497,293 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued is based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

Consideration paid (January 6, 2023)	$'000

Equity issues	65,677
Initial consideration shared (4,425,797 at $12.82 per share)	56,739
Escrow shares issued (441,095 at $12.82 per share)	5,655
Deferred consideration shares	3,283

Bilboes oxide mine assets (pre-acquisition)	(872)
Prepayments - Bilboes pre-effective date costs	877
Total net consideration	65,682

Recognised amounts of identifiable assets and liabilities assumed (January 6, 2023)
Exploration and evaluation assets (note 15)	73,198
Inventories	73
Prepayments	5
Trade and other receivables	802
Cash and cash equivalents	54
Provisions	(4,466)
Trade and other payables - external	(3,946)
Lease liabilities	(28)
Income tax payable	(10)
65,682

Acquisition-related costs

Included in administrative costs is an amount of $3.1 million payable to two advisors on the successful completion of the Bilboes Gold acquisition.

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At September 30, 2023 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective	NCI subject	Balance of facilitation loan #
USD	Shareholding	interest & NCI recognised	to facilitation loan	September 30, 2023	December 31, 2022
NIEEF	16%	3.2%	12.8%	8,489	9,414
Community Trust	10%	10.0%	0.0%	-	-
BETS ~	10%	- *	- *	4,908	5,612
	36%	13.2%	12.8%	13,397	15,026

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The balance on the facilitation loans is reconciled as follows:

	2023	2022

Balance at January 1	15,026	16,712
Interest incurred	259	579
Dividends used to repay loan	(1,888)	(2,266)
Balance at September 30	13,397	15,025

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered from the date the loan was settled in full.

7	Production costs

	2023	2022

Blanket - salaries and wages	18,761	16,842
Bilboes - salaries and wages	2,323	-
Blanket - consumable materials	18,679	17,080
Bilboes - consumable materials	7,079	-
Consumable materials – COVID-19	-	245
Blanket - electricity costs	9,010	6,926
Bilboes - electricity costs	516	-
Safety	856	748
Cash-settled share-based expense (note 10.1(a))	435	441
Blanket - On mine administration	1,909	2,254
Bilboes - On mine administration	940	-
Solar operations and maintenance services	323	-
Pre-feasibility exploration costs	197	127
	61,028	44,663

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

8	Other expenses

	2023	2022

Intermediated Money Transaction Tax*	999	961
Community and social responsibility cost	923	348
Impairment of property, plant and equipment (note 14)	878	59
Impairment of exploration and evaluation assets – Connemara North (note 15)	-	467
	2,800	1,835

*	Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. The presidential announcement made on May 7, 2022 increased the IMTT charges on all domestic foreign currency transfers from 2% to 4%.

9	Administrative expenses

	2023	2022

Investor relations	492	489
Audit fee	211	206
Advisory services fees	4,104	1,045
Listing fees	677	377
Directors fees – Company	480	411
Directors fees – Blanket	42	41
Employee costs	4,262	3,495
Other office administration cost	267	295
Information Technology and Communication cost	203	427
Management liability insurance	676	759
Travel costs	476	523
	11,890	8,068

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments

10.1	Cash-settled share-based payments

(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2022: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at September 30, 2023 amounted to $903 (December 31, 2022: $2,217). Included in the liability as at September 30, 2023 is an amount of $435 (2022: $441) that was expensed and classified as production costs; refer to note 7. The cash-settled share-based expense for PUs for the period amounted to $298 (2022: $335). During the period PUs to the value of $351 were settled in share capital (net of employee tax) (2022: $804) with the employee tax portion recognised in profit or loss.

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments (continued)

10.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on September 30:

	September 30, 2023		December 31, 2022
	RSUs	PUs	RSUs	PUs
Risk free rate	4.6%	4.6%	3.9%	3.9%
Fair value (USD)	9.82	9.86	12.52	12.42
Share price (USD)	9.82	9.86	12.40	12.42
Performance multiplier percentage	-	93-100%	-	93-100%
Volatility	-	0.83	1.29	0.91

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	-	-	-	95,740
Grant - March 23, 2019	-	-	-	28,287
Grant - June 8, 2019	-	-	-	14,672
Grant - January 11, 2020	17,585	76,601	17,585	114,668
Grant - March 31, 2020	-	1,971	-	1,971
Grant - June 1, 2020	-	1,740	-	1,740
Grant - September 9, 2020	-	1,611	-	1,611
Grant - September 14, 2020	-	20,686	-	20,686
Grant - October 5, 2020	-	514	-	514
Grant - January 11, 2021	-	78,875	-	78,875
Grant - April 1, 2021	-	770	-	770
Grant - May 14, 2021	-	2,389	-	2,389
Grant - June 1, 2021	-	1,692	-	1,692
Grant - June 14, 2021	-	507	-	507
Grant - August 13, 2021	-	2,283	-	2,283
Grant - September 1, 2021	-	553	-	553
Grant - September 6, 2021	-	531	-	531
Grant - September 20, 2021	-	526	-	526
Grant - October 1, 2021	-	2,530	-	2,530
Grant - October 11, 2021	-	500	-	500
Grant - November 12, 2021	-	1,998	-	1,998
Grant - December 1, 2021	-	936	-	936
Grant - January 11, 2022	-	96,359	-	96,359
Grant - January 12, 2022	-	825	-	825
Grant - May 13, 2022	-	2,040	-	2,040
Grant - June 1, 2022	-	1,297	-	1,297
Grant - July 1, 2022	-	2,375	-	2,375
Grant - October 1, 2022	-	2,024	-	2,024
Grant - April 7, 2023	-	79,519	-	-
Grant - May 15, 2023	-	581	-	-
Grant -June 1, 2023	-	617	-	-
Grant June 7, 2023	-	572	-	-
Grant - 10 August 2023	-	5,514	-	-
Grant - 1 September 2023	-	1,617	-	-
RSU dividends reinvested	1,980	-	1,980	-
Settlements/terminations	(19,565)	(212,447)	-	(254,491)
Total awards	-	178,106	19,565	224,408

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the period ended September 30, 2023 and 2022

(in thousands of United States Dollars, unless indicated otherwise)

10	Share-based payments (continued)

10.2	Equity-settled share-based payments

(a)	EPUs

EPUs have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of up to three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at September 30, 2023 amounted to $564 (2022: $176).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment liability on:

Grant date	January 24, 2022	April 7, 2023
Number of units - granted date and reporting date	130,380	93,035
Share price (USD) - grant date	11.50	16.91
Fair value (USD) - grant date	10.15	15.33
Performance multiplier percentage at December 31, 2023	100%	100%

11	Net foreign exchange (loss) gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 5,546.07 RTGS$ to 1 US Dollar as at September 30, 2023 (December 31, 2022: 684.33 RTGS$). The US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

17

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

11	Net foreign exchange (loss) gain (continued)

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket received all amounts due in terms of that revised policy. The CMCL listing on the VFEX enabled Blanket to receive approximately 71.5% of its total revenue in US Dollars and the balance in RTGS$.

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was discontinued on February 1, 2023.

The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021 and again from August 2023.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss and other comprehensive income.

	2023	2022

Unrealised foreign exchange gain	2,477	12,728
Realised foreign exchange loss*	(4,811)	(6,088)
Net foreign exchange (loss) gain	(2,334)	6,640

* Realised foreign exchange losses were predominantly recognised on Bullion sales receivables, bank balances and RTGS$ VAT.

12	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income. Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses			2023	2022

Put options	12.1	(a)	568	–
Gold purchase options	12.2	(a)	22	–
Cap and collar options and Call options	12.2	(b)	–	(240)
Gold loan	12.2	(c)	–	832
Call options (December 13, 2021)	12.2	(c)	–	(228)
Call options transaction costs (March 9, 2022)	12.2	(b)	–	796
			590	1,160

18

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

12	Derivative financial instruments (continued)

12.1	Derivative financial assets

			2023	December 31, 2022

Put options	12.1	(a)	684	440
			684	440

(a)	Put options

On December 22, 2022 the Company purchased zero cost put options to hedge 16,672 ounces of gold over a period of five months from December to May 2023 at a strike price of $1,750.

On May 22, 2023 the Company purchased zero cost put options to hedge 28,000 ounces of gold over a period of seven months from June to December 2023 at a strike price of $1,900.

12.2	Derivative financial liabilities

			2023	December 31, 2022

Gold purchase options	12.2	(a)	22	–
Cap and collar options and Call options	12.2	(b)	–	–
Call options (December 13, 2021)	12.2	(c)	–	–
			22	–

(a)	Gold purchase options

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce. The gold purchase options were purchased when the gold price was below $1,900 per ounce at the date of gold revenue delivery. This was done to match the expiry date of the Call options expiring on October 26, 2023 with the date of the gold sales from Blanket, by buying the gold options, in the event that the gold price was below $1,900 at date of pricing of the gold revenue sales by Blanket.

(b)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

•	received $3 million less transaction costs from Auramet at inception of the Gold loan agreement;
•	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and
•	granted Call options on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Accounting for the Gold loan and the Call options transactions:

•	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.

•	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.

19

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

12	Derivative financial instruments (continued)

12.2	Derivative financial liabilities (continued)

(b)	Gold loan and Call options (continued)

Accounting for the Gold loan and the Call options transactions: (continued)

•	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
•	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
•	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
•	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

The Gold loan was settled in full on June 30, 2022. The remaining Call options, outstanding as at September 30, 2022, expire on October 31, 2022 and November 30, 2022 and the value is not significant.

(c)	Cap and collar options and Call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract had a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of Call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

In April, 2022 Auramet and the Company each purchased matching quantities of Call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At the 2022 year end both these options expired.

13	Finance income and finance cost

	2023	2022

Finance income received - Bank	30	10

Unwinding of rehabilitation provision (note 22)	279	159
Finance cost - Leases	15	25
Finance cost - Overdraft	1,076	126
Finance cost - Motapa loan note payable (note 23.1)	619	–
Finance cost - Solar loan notes payable (note 23.2)	373	–
	2,362	310

20

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

14	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total

Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions*	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes #	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	8,563	6,907	2,140	357	160	34	18,161
Impairments~	–	–	(872)	–	(36)	–	–	–	(908)
Reallocations between asset classes	–	–	5,604	(7,129)	1,525	–	–	–	–
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,172)	(14,172)
Foreign exchange movement	–	(29)	–	–	(13)	(44)	(4)	–	(90)
Balance at September 30, 2023	15,194	496	95,449	46,231	74,101	1,876	3,470	–	236,817
*	Included in additions is the change in estimate for the decommissioning asset of ($445) (2022: ($468)). The total cost of the decommissioning asset for Blanket amounted to $1,217 (2022: $1,661) and total accumulated depreciation to $762 (2022: $692).
@	Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP. Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101, these assets were no longer in working condition. The carrying amount for these impaired assets were impaired to $Nil.
&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (PvT) Ltd (which owns the solar plant) to issue loan note instruments (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market. Refer to note 23.2 for more information on these loan note instruments.

~	On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and access the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to $851 on impairing the Bilboes oxide asset classified under Property, plant and equipment. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

21

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

14	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation for impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the period	753	93	3,295	70	4,747	130	186	775	10,049
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(775)	(775)
Accumulated depreciation for impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(12)	–	–	–	(38)	(3)	–	(53)
Balance at September 30, 2023	9,103	311	15,642	763	33,994	1,192	3,028	–	64,033

Carrying amounts
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983
At September 30, 2023	6,091	185	79,807	45,468	40,107	684	442	–	172,784

22

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

14	Property, plant and equipment (continued)

(a)	Change in estimate

In April 2023 Management performed an operational efficiency review of its mining related equipment, which resulted in changes in the expected useful life of some of the assets included under Mine, development, infrastructure and other and Plant and equipment asset classes.

(i)	Mine, development, infrastructure and other

In August 2015 the Blanket Mine announced the construction of a new central shaft going down to 1,200 metres from surface, providing access for horizontal development in two directions on three levels below 750m. The aim was to increase production to annual levels of 75,000 to 80,000 ounces per year and extend the life of mine. The Company commissioned the central shaft in first quarter of 2021.This shaft is used for hosting ore and men. Prior to commissioning of the central shaft, men were hoisted through the existing Jethro shaft which was constructed around 2009. With the commissioning of the central shaft, there will be a gradual decrease in the usage of the Jethro shaft for hoisting until decommissioning. The Jethro shaft is expected to be decommissioned in March 2025. Future economic benefits are expected to flow to the entity until the shaft is decommissioned.

The Company estimate to produce 160 000 ounces until the Jethro shaft is decommissioned. Previously estimated with a ten-year useful life, the shaft is now estimated to have a useful life of two years from April 1, 2023.

(ii)	Plant and equipment

In carrying out a comprehensive asset’s useful life assessment, the following factors were considered in determining the useful life of an asset:

•	expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the current repair and maintenance programme, and the care and maintenance of the asset while idle; and
•	the expected usage of the asset.

An analysis of the various asset categories for which exceptions were identified during the assessment process are generators, load haul dump machines (“LHD’s”), dump trucks, rock breakers and drill rigs. Previously estimated with a ten-year useful life, these plant and equipment are now estimated to have a useful life of five years from April 1, 2023.

Notwithstanding any future addition to the above-mentioned assets, the effect of the change in useful life on actual and expected depreciation expense, effective for the period ended September 30, 2023, is as follows:

Increase in depreciation expense from April 1, 2023 to September 30, 2023
Mine, development, infrastructure and other	522
Plant and equipment	868
1,390

The above results are a change in estimates and applied prospectively from April 1, 2023.

23

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

15	Exploration and evaluation assets

	Bilboes	Motapa	Maligreen	Connemara North	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2022	–	–	4,196	463	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	–	7,844	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	–	1,170	–	36	–	–	–	1,206
- Contractor	–	–	–	4	–	–	–	–	4
- Labour	–	–	260	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	–	(467)	–	–	–	–	(467)
Balance at December 31, 2022	–	7,844	5,626	–	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,174	–	–	–	–	–	–	1,174
Exploration costs:
- Consumables and drilling	–	321	101	–	–	–	–	–	422
- Labour	–	214	111	–	–	–	–	–	325
- Power	–	–	3	–	–	–	–	–	3
- Other	130	–	–	–	–	–	–	–	130
Balance at September 30, 2023	73,328	9,553	5,841	–	3,723	294	27	65	92,831
*	Caledonia has completed sufficient work to establish that the potential orebody at the Connemara North properties will not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia will not exercise the option to acquire the property.
Decommissioning asset amounts of $4,466 (2022: $Nil) was accounted for at Bilboes, Motapa $1,174 (2022: $Nil) and $135 (2022: $135) at Maligreen.

24

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

15	Exploration and evaluation assets (continued)

(a)	Bilboes Gold

Refer to note 5 for more information on the acquisition of the Bilboes Gold sulphide exploration and evaluation project.

(b)	Motapa

On November 1, 2022 Caledonia entered into a Share Purchase Agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to Exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price was to be settled by way of loan notes (refer to note 23.1). The loan notes were paid in full. The final settlement was made on July 3, 2023.

(c)	Maligreen

On November 3, 2021 the mining claims had been transferred to Caledonia over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

•	An estimated 60,000 meters of diamond core and percussion drilling
•	3.5 tonnes of bulk metallurgical test work
•	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

25

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

15	Exploration and evaluation assets (continued)

(c)	Maligreen (continued)

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Since Caledonia acquired the Maligreen claims in November 2021 it has been focused on reviewing the geological work conducted at the property.

16	Inventories

	2023	December 31, 2022

Consumable stores*	17,067	17,645
Gold in progress and Ore stock-pile@	1,759	689
	18,826	18,334
*	Included in consumables stores is an amount of ($1,510) (2022: ($1,510)) for provision for obsolete stock.
@	Gold work in progress balance as at September 30, 2023 consists of 2,277 ounces (2022: Nil ounces).

17	Prepayments

	2023	December 31, 2022

Suppliers - South Africa	1,001	254
- Zimbabwe	3,922	1,494
- Bilboes	–	802
Solar prepayments	–	104
Bilboes pre-effective date costs	–	877
Other prepayments	170	162
	5,093	3,693

26

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

18	Trade and other receivables

	2023	December 31, 2022

Bullion sales receivable	1,137	7,383
VAT receivables	3,716	1,001
Solar - VAT and duty receivables	720	720
Deposits for stores, equipment and other receivables	176	81
	5,749	9,185

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due. Up to the date of approval of these financial statements all of the outstanding bullion sales receivable was settled in full. The Company offset VAT receivables equating to $1.8 million against liabilities due for other types of taxes administrated by the Zimbabwe revenue authority.

19	Cash and cash equivalents

	2023	December 31, 2022

Bank balances	10,775	4,737
Restricted cash	–	1,998
Cash and cash equivalents	10,775	6,735
Bank overdrafts and short term loans used for cash management purposes	(13,967)	(5,239)
Net cash and cash equivalents	(3,192)	1,496

	Date drawn	Expiry	Repayment term	Principal value	Balance drawn at September 30, 2023
Overdraft facilities and term loans
Stanbic Bank - RTGS$ denomination	January 2023	February 2024	On demand	RTGS$350 million	$Nil
Stanbic Bank - USD denomination	September 2023	July 2024	On demand	$4 million	$3.75 million
Ecobank - USD denomination	November 2022	October 2023	On demand	$5 million	$4.7 million
Ecobank term loan - USD denomination	March 2023	October 2023	On demand	$2 million	$Nil
Nedbank Zimbabwe - USD denomination	December 2022	October 2023	On demand	$3.5 million	$2.09 million
Nedbank Zimbabwe term loan - USD denomination	April 2023	April 2024	On demand	$3.5 million	$3 million
CABS Bank of Zimbabwe - USD denomination	September 2023	July 2024	On demand	$2 million	$0.4 million

27

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

20	Assets held for sale

	2023	2022
Non-current assets held for sale
Solar Plant	13,397	–

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Blanket mine solar plant. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global solar operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners exclusively supply Blanket mine with electricity from the current plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining which yield higher returns to our shareholders.

On September 28, 2023 the Board approved management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value at the carrying amount of $13,397 at September 28, 2023, as it was the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant. The asset was classified as Property, plant and equipment before the reclassification to Assets held for sale.

21	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount

January 1, 2022	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 10.1(a))	76,520	804
December 31, 2022	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 10.1(a))	24,389	351
- equity raise*	1,207,514	15,658
- Bilboes Gold Limited acquisition (note 5)	5,123,044	65,677
September 30, 2023	19,188,073	165,157

*

Gross proceeds of $10,770 with a transaction cost of $757 were raised by issuing depository interests on the AIM of the London Stock Exchange.

Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, have conditionally subscribed for 3,587 Placing Shares and 11,000 Placing Shares respectively on the AIM of the London Stock Exchange, both at the Placing Price.

Gross proceeds of $5,850 with a transaction cost of $205 were raised by issuing depository receipts on the VFEX.

28

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

22	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. For properties in the production phase on original recognition site restoration costs are capitalsed in Property, plant and equipment with an increase in the provision at the net present value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the Exploration and evaluation phase on original recognition site restoration costs are capitalised in Exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation.  Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provision	2023	December 31, 2022

Balance January 1	2,958	3,294
Unwinding of discount	279	132
Change in estimate producing mine (Blanket) - adjustment capitalised in Property, plant and equipment (note 14)	(445)	(468)
Change in estimate (Motapa) - adjustment capitalised in Exploration and evaluation assets (note 15)	1,174	–
Acquisition (Bilboes) - capitalised in Exploration and evaluation assets (note 5)	4,466	–
Balance September 30	8,432	2,958

Current	–	–
Non-current	8,432	2,958

The discount rates currently applied in calculating the present value of the Blanket Mine provision is 4.92% (2022: 4.14%), based on a risk-free rate and cash flows estimated at an average 3.10% inflation (2022: 2.40%). The gross rehabilitation costs, before discounting, amounted to $3,137 (2022: $3,137) for Blanket Mine as at September 30, 2023. The gross rehabilitation costs, before discounting, amounted to $4,466 for Bilboes as at September 30, 2023.

(a)	Change in estimate

Amounts recorded for restoration and rehabilitation provision require management to estimate the future costs the Company will incur to complete the reclamation and remediation work required to comply with applicable laws and regulations as well as the timing of the reclamation activities and estimated discount rate. Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs.

29

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

22	Provisions (continued)

(a)	Change in estimate (continued)

(i)	Motapa

Management of Caledonia has recently completed the process of obtaining the rehabilitation liability cost estmate. This new information relating to the rehabilitation liability was not available when the 2022 audited consolidated financial statements were authorised for issue on March 24, 2023.

Site restoration at Motapa is capitalised to the exploration and evaluation assets.The effect of the change in estimation on expected future costs, effective for the period ended September 30, 2023, is as follows:

Increase in provision as at September 30, 2023
Exploration and evaluation asset	1,174

23	Loan note instruments

Loan note instruments - finance costs		2023	2022

Motapa loan notes	23.1	619	–
Solar loan notes	23.2	373	–
		992	–

Loan note instruments - Financial liabilities		2023	December 31, 2022

Motapa loan notes	23.1	–	7,104
Solar loan notes	23.2	7,055	–
		7,055	7,104

Current		665	7,104
Non-current		6,390	–

23.1	Motapa loan note instruments payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, entered into a Loan note Instrument agreement (“Loan note” or “Notes”) with Bulawayo Mining to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”). The purchased shares are with full title guarantee and free from all Encumbrances, together with all rights attached or accruing to them. The Loan note certificates were also issued by Caledonia on November 1, 2022.

The aggregate principal amount of the Loan notes were limited to US$7.25 million. Interest on the Loan notes is compounded monthly an interest rate of 13% per annum. Interest shall be payable on the principal amount of the Loan notes outstanding from time to time from the issue date of the Loan notes until the date of redemption of the Loan notes at the interest rate. $5 million of the loan notes was paid on March 31, 2023, $2.25 million on June 30, 2023. $575 of the loan notes were paid on July 3, 2023 as agreed between Caledonia and each of the noteholders due to bank holidays in certain jurisdictions.

30

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

23	Loan note instruments (continued)

23.1	Motapa loan note instruments payable (continued)

All notes paid by Caledonia are immediately cancelled and are not reissued.

Caledonia retained at least $1 million as the penalty sum, in a bank account held in its name in Jersey for so long as any amounts remained outstanding on the notes. All notes were paid in full on July 3, 2023.

The fair value of the Loan note payable at inception was estimated to be $6,802 using the market approach method. The effective interest rate on the Loan note was estimated to be 12.75% per annum. The loan notes were subsequently measured at amortised cost.

A summary of the Loan notes payable were as follows:

	2023	December 31, 2022
Balance January 1
Fair value November 1, 2022	7,104	6,802
Finance cost	619	302
Repayment	(7,723)	-
Balance September 30	-	7,104

Current	-	7,104
Non-current	-	–

23.2	Solar loan note instruments

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan note instruments (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (PvT) Limited. The bonds carry an interest rate of 9.5% payable bi-annually and have a tenor of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $7 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities.

A summary of the bonds are as follows:

	2023	December 31, 2022
Balance January 1	–	–
Amounts received	7,000	–
Transaction costs	(105)	–
Finance cost	373	–
Repayment	(213)	–
Balance September 30	7,055	–

Current	665	–
Non-current	6,390	–

31

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

24	Trade and other payables

	2023	December 31, 2022

Trade payables	3,967	3,502
Electricity accrual	1,245	2,386
Audit fee	212	284
Dividends due	3,858	1,883
Voltalia accrual	–	1,852
Bilboes oxide project payable	–	872
Other payables	1,546	651
Financial liabilities	10,828	11,430

Production and management bonus accrual - Blanket Mine	908	287
Other employee benefits	1,360	982
Leave pay	2,940	2,462
Bonus provision (excluding Blanket and Bilboes)	–	1,025
Accruals	1,423	1,268
Non-financial liabilities	6,631	6,024
Total	17,459	17,454

25	Cash flow information

Non-cash items and information presented separately on the Statements of cash flows statement:

	2023	2022

Operating profit	12,577	45,544
Adjustments for:
Impairment of property, plant and equipment	878	197
Impairment of exploration and evaluation assets (note 15)	–	467
Unrealised foreign exchange gains (note 11)	(2,477)	(12,728)
Cash-settled share-based expense (note 10.1)	298	335
Cash-settled share-based expense included in production costs (note 10.1)	435	441
Cash portion of cash-settled share-based expense	(1,695)	(1,468)
Equity-settled share-based expense (note 10.2)	564	176
Depreciation (note 14)	10,049	7,372
Fair value loss on derivative instruments	590	364
Cash generated from operations before working capital changes	21,219	40,700
Inventories	516	1,071
Prepayments	3,253	1,453
Trade and other receivables	(3,537)	(1,534)
Trade and other payables	(3,822)	211
Cash generated from operations	17,629	41,901

32

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

26	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket mine, Bilboes oxide mine, Exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprise Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprise the oxide mining activities. The E&E projects segment, the exploration and evaluation activities of the Bilboes sulphide resources as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for corporate administrative functions within the Group are taken into consideration in the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax or exploration and evaluation costs, as included in the internal management report that are reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

33

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

26	Operating Segments (continued)

Information about reportable segments

For the nine months ended September 30, 2023	Blanket	South Africa	Bilboes oxides	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	103,151	–	4,502	–	–	–	107,653
Inter-segmental revenue	–	11,072	–	–	(11,072)	–	–
Royalty	(5,424)	–	(226)	–	–	–	(5,650)
Production costs	(49,696)	(10,668)	(10,825)	–	10,161	–	(61,028)
Depreciation	(10,642)	(105)	(21)	–	750	(31)	(10,049)
Other income	94	22	–	–	–	11	127
Other expenses	(1,935)	–	(865)	–	–	–	(2,800)
Administrative expenses	(124)	(2,444)	(2,068)	–	7	(7,261)	(11,890)
Management fee	(2,479)	2,479	–	–	–	–	–
Cash-settled share-based expense	–	–	–	–	434	(732)	(298)
Equity-settled share-based expense	–	–	–	–	–	(564)	(564)
Net foreign exchange (loss) gain	(3,069)	(154)	(89)	–	(35)	1,013	(2,334)
Net derivative financial instrument expense	–	–	–	–	–	(590)	(590)
Finance income	–	30	–	–	–	–	30
Finance cost	(2,561)	326	(1)	–	2	(128)	(2,362)
Profit (loss) before tax	27,315	558	(9,593)	–	247	(8,282)	10,245
Tax expense	(7,869)	(251)	(89)	–	(43)	(300)	(8,552)
Profit (loss) after tax	19,446	307	(9,682)	–	204	(8,582)	1,693

As at September 30, 2023	Blanket	South Africa	Bilboes oxides	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany, including Assets held for sale)	48,300	2,999	–	463	(1,709)	4,471	54,524
Non-Current (excluding intercompany)	182,522	926	–	88,722	(5,276)	(1,081)	265,813
Assets held for sale (note 20)	13,397	–	–	–	–	–	13,397
Expenditure on property, plant and equipment (note 14)	30,701	248	872	–	(2,222)	(11,438)	18,161
Expenditure on evaluation and exploration assets (note 15)	–	–	–	75,252	–	–	75,252
Intercompany balances	43,146	15,323	(114)	–	(142,366)	84,011	–

34

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

26	Operating Segments (continued)

As at September 30, 2023	Blanket	South Africa	Bilboes oxides	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment liabilities:
Current (excluding intercompany)	(29,723)	(2,130)	–	365	–	(4,278)	(35,766)
Non-current (excluding intercompany)	(12,153)	(17)	–	(5,755)	(7)	(279)	(18,211)
Intercompany balances	(23,859)	(34,402)	–	(6,884)	142,366	(77,221)	–

For the nine months ended September 30, 2022	Blanket	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	107,904	–	–	–	–	107,904
Inter-segmental revenue	–	13,606	–	(13,606)	–	–
Royalty	(5,408)	–	–	–	–	(5,408)
Production costs	(44,165)	(12,871)	–	12,373	–	(44,663)
Depreciation	(7,859)	(113)	–	632	(32)	(7,372)
Other income	15	2	–	–	–	17
Other expenses	(1,368)	–	–	–	(467)	(1,835)
Administrative expenses	(116)	(2,056)	–	(86)	(5,810)	(8,068)
Management fee	(2,623)	2,623	–	–	–	–
Cash-settled share-based expense	–	–	–	441	(776)	(335)
Equity-settled share-based expense	–	–	–	–	(176)	(176)
Net foreign exchange gain (loss)	6,448	(523)	–	24	691	6,640
Net derivative financial instrument expense	–	–	–	–	(1,160)	(1,160)
Finance income	–	10	–	–	–	10
Finance cost	(689)	(20)	–	–	399	(310)
Profit (loss) before tax	52,139	658	–	(222)	(7,331)	45,244
Tax expense	(13,362)	(169)	–	30	(550)	(14,051)
Profit (loss) after tax	38,777	489	–	(192)	(7,881)	31,193

35

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

26	Operating Segments (continued)

As at September 30, 2022	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current (excluding intercompany)	32,959	2,936	–	(63)	4,837	40,669
Non-Current (excluding intercompany)	174,911	1,640	5,106	(5,139)	11,462	187,980
Expenditure on property, plant and equipment (note 14)	27,401	36	–	(891)	10,709	37,255
Expenditure on evaluation and exploration assets (note 15)	33	–	910	–	4	947
Intercompany balances	35,501	11,027	–	(102,839)	56,311	–

Geographic segment liabilities:
Current (excluding intercompany)	(12,117)	(1,768)	–	–	(3,365)	(17,250)
Non-current (excluding intercompany)	(5,944)	(111)	–	117	(787)	(6,725)
Intercompany balances	(12,385)	(34,901)	–	102,839	(55,553)	–

Major customer

Revenues from Fidelity amounted to $59,510 (2022: $107,904) for the nine months ended September 30, 2023.

The Group has made $48,143 (2022: $Nil) of sales to Al Etihad Gold Refinery DMCC (“AEG” an accredited Dubai Good Delivery refinery) up to September 30, 2023, representing 30,193 ounces (2022: Nil ounces) and has received payment in full post quarter end. Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

27	Subsequent events

There were no significant subsequent events between September 30, 2023 and the date of issue of these financial statements other than included in the preceding notes to the condensed consolidated interim financial statements.

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Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

DIRECTORS AND OFFICERS at November 14, 2023

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (4) (6) (7) (8)	M. Learmonth (5) (6) (7) (8)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

S. R. Curtis (5) (6) (8)	D. Roets (5) (6) (7) (8)
Non-executive Director	Chief Operating Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Holtzhausen (1) (2) (4) (5) (6) (7)	C.O. Goodburn (6) (7)
Chairman Audit Committee	Chief Financial Officer
Non-executive Director	Johannesburg, South Africa
Cape Town, South Africa
A. Chester (7) (8)
M. Learmonth (5) (6) (7) (8) Chief Executive Officer	General Counsel, Company Secretary and Head of Risk and Compliance
Jersey, Channel Islands	Jersey, Channel Islands

N. Clarke (3) (4) (5) (6) (7) (8)	BOARD COMMITTEES
Non-executive Director East Molesey, United Kingdom	(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
G. Wildschutt (1) (3) (4) (6) (8)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
Johannesburg, South Africa	(6) Strategic Planning Committee
(7) Disclosure Committee
D. Roets (5) (6) (7) (8)	(8) ESG Committee
Chief Operating Officer
Johannesburg, South Africa

G. Wylie (1) (2) (4) (5) (6)
Non-executive Director
Malta, Europe

V. Gapare (5) (6) (8)
Executive Director
Harare, Zimbabwe

37

Caledonia Mining Corporation Plc
For the period ended September 30, 2023 and 2022
(in thousands of United States Dollars, unless indicated otherwise)
Additional information

CORPORATE DIRECTORY as at November 14, 2023

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (November 14, 2023)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 19,188,073	Canada
Options: 20,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
BlytheRay Communications	Computershare
4-5 Castle Court	150 Royall Street,
London EC3V 9DL	Canton,
Tel: +44 20 7138 3204	Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100

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